U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                         COMBINED COMPANIES CORPORATION
                         ------------------------------
                 (Name of Small Business Issuer in Its Charter)

                DELAWARE                                    95-4737491
                --------                                    ----------
    (State or other jurisdiction of                      (I.R.S. Employer
     incorporation or organization)                     Identification No.)



     22147 PACIFIC COAST HIGHWAY, SUITE 4, MALIBU, CA              90265
     -------------------------------------------------------------------
         (Address of Principal Executive Offices)                (ZipCode)


                                 (310) 317-6939
                                Telephone Number

                 Securities to be registered under Section 12(b)
                              of the Exchange Act:
                                      None

                 Securities to be registered under Section 12(g)
                              of the Exchange Act:

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                                (Title of class)

                                     PART I

                                                                            Page

Item 1.    Description of Business............................................1

Item 2.    Management's Discussion and Analysis or Plan of Operation..........5

Item 3.    Description of Property............................................5

Item 4.    Security Ownership of Certain Beneficial Owners and Management.....6

Item 5.    Executive Officers, Promoters and Control Persons..................7

Item 6.    Executive Compensation.............................................7

Item 7.    Certain Relationships and Related Transactions.....................8

Item 8.    Description of Securities..........................................8

                                    PART II

Item 1.    Market Price of and Dividends on the Registrants Common
                  Equity and Other Shareholder Matters........................9

Item 2.    Legal Proceedings................................................. 9

Item 3.    Changes in and Disagreements with Accountants......................9

Item 4.    Recent Sales of Unregistered Securities............................9

Item 5.    Indemnification of Directors and Officers..........................9

                                    PART F/S

Financial Statements.........................................................10

PART III

Item 1.    Index to Exhibits.................................................11

Item 2.    Description of Exhibits...........................................11

                                     PART I

Item 1.  Description of Business.

The Company
-----------
     Combined Companies Corporation ("Combined Companies" or the "Company") was incorporated in Delaware April 27, 1998. It will be an online retailer focused on baby products for expectant parents and their newborns. It will offer a vast assortment of over 1200 carefully selected products and an easy-to-use online shopping environment. It will provide expert buyer's guides, in-depth product descriptions and personalized product recommendations, to help parents and gift givers find quality products and make informed decisions about their babies needs and safety.

     The Company is creating and will maintain an online "store" for retailing baby products, procuring and fulfilling the product orders and providing customer service for the new and expecting parent community. The Company's objective is to offer a full line of quality baby products and baby gifts, to provide friendly, responsive customer service to an anticipated rapidly growing customer base and to take advantage of the significant opportunity within this market.

     As part of the Company's strategy to offer a complete line of baby products, it is looking to enter into an agreement with an established company which would agree to merchandise the Company's anticipated website, procure and provide inventory to be offered for sale and fulfill all of its future online orders. This arrangement would provide an experienced inventory and fulfillment partner with strong purchasing and merchandising skills and tremendous experience in the baby products industry.

     The Company intends to launch its website with a fresh logo, color scheme and user interface. The Company believes that it will offer one of the easiest and most user-friendly shopping experiences available in the online baby-retailing category. It intends to implement a broad array of scalable systems for website management, search, customer service, electronic transaction management and data interchange, email, order processing, payment processing and office administration services.

     The Company intends to sign a number of exclusive retailing agreements with manufacturers and/or distributors who make unique and desirable products for the baby market.

Online Retailing of Baby Products
---------------------------------
     The Internet is an increasingly significant global medium for communication, content distribution and online commerce. Growth in Internet usage has been fueled by a number of factors, including the large and growing installed base of personal computers in the workplace and home, advances in the performance and speed of personal computers and modems, improvements in network infrastructure, easier and cheaper access to the Internet and increased awareness of the Internet among businesses and consumers.

     The worldwide baby product industry is large, growing rapidly, and is highly fragmented. The U.S. market for baby gear (apparel, infant care, nursery and furniture, toys and food products) is estimated in excess of $18.0 billion in annual sales. The baby gear market is large and stable with approximately four million new babies born each year. Product margins in the baby gear market are attractive - as new parents typically base purchase decisions on safety, quality and recommendations. The average family spends over $7,000 in the first year of a baby's life - and, with increasingly busy lifestyles and over half of all new mothers working prior to delivery, online sales of baby products is expected to continue to expand.

         Manufacturers sell baby products both directly to retailers and through a network of distributors and buying groups. There are many thousands of smaller independent stores selling baby products in the U.S. that typically carry a limited selection of products in a small selling space. These retailers have recently come under intense competitive pressure from the larger stores.

         Physical store-based baby product retailers must make significant investments in inventory, real estate and personnel for each retail location. This capital and real estate intensive business model, among other things, limits the amount of inventory that can be economically carried in any location.

         The Company believes that the baby product industry is particularly suited to online retailing for the following reasons:

SHELF SPACE - An online store has virtually unlimited online "shelf space" and can offer customers a vast selection of products through an efficient search and retrieval interface. Combined Companies' website will be organized in a clear and logical fashion that will allow browsers to quickly and easily find the product line for which they are searching. This is particularly valuable in the baby products market because the extraordinary number of choices precludes even the largest physical store from economically stocking more than a small minority of available products.

COMPLEX PRODUCTS - As a result of the complex nature and often-limited initial knowledge of consumers with respect to baby products, sales personnel in traditional baby stores often need to spend excessive amounts of time educating the consumer. This results in the need to hire above-average numbers of sales people to properly service any given store's customers effectively. In response to this circumstance, the Company will develop and then continue to update its "expert suggestion" and "how to" buying guides which will provide valuable information for first-time buyers who need advice and guidance on which products are the most appropriate for their needs. The use of the Internet will allow the Company to provide significantly more information with greater accessibility than traditional brick and mortar retailers including product reviews, editorial comments and gift recommendations by product category and price.

LOCAL VS. GLOBAL REACH - By serving a large and global market through centralized distribution and billing operations, online stores can realize significant structural cost advantages as compared to traditional stores. The Company believes that its future design will be an online store that provides consumers with a convenient and enjoyable shopping experience in a Web-based retail environment. Key elements of the shopping solution will include:

     SHOPPING CONVENIENCE - The Company's online store will be available 24 hours a day, 7 days a week from the convenience of the shopper's home or office.

     EXTENSIVE PRODUCT SELECTION AND NOVEL MERCHANDISING - The site will offer a complete array of baby products from both traditional brands and specialty manufacturers.

     HELPFUL SHOPPING SERVICES - To assist its shoppers, the website will offer product reviews from experts and consumers, descriptions, pictures, recommendations, gift suggestions and sophisticated browsing and search technology.

     INDUSTRY LEADING CUSTOMER SERVICE - The Company is committed to providing the highest level of customer service available on the Internet. It will offer pre- and post-sales support via telephone, email and fax.

Marketing/Branding Strategy
---------------------------
     The Company recognizes the value of integrating the three C's of eTailing, namely, community, content and commerce into one Website. As a result, the Company intends to develop what it believes to be a unique strategy that Management believes will effectively differentiate the Company from its competition. Furthermore, it is believed that this strategy will enable the Company to build and continue to grow the traffic to its future site while increasing the "stickiness" of the site and thus providing the Company with multiple opportunities to sell product to the established user base.

     Due to the unique attributes of the pregnancy/baby market segment as it relates to the Internet, the Company believes that providing content and community itself is not a desirable business model. While the Company's primary competitors have focused on providing community, content and commerce themselves, Combined Companies will attempt to successfully form marketing/commerce partnerships with a number of high profile community/content-only pregnancy - related Web sites. The Company believes that targeting the baby/pregnancy community/content sites and signing them to exclusive advertising/content partnerships will be the most effective use of its marketing resources. Furthermore, by partnering with these community/content sites as opposed to offering its own content, the Company believes that it will be seen as a value-added partner to many of the Internet's baby/pregnancy sites as opposed to a direct competitor. The Company believes that this business model will enable it to form additional partnerships in the future with content-only sites that otherwise would not be willing to become affiliated with the Company.

Advertising
-----------
     The Company's marketing and promotion strategy will be designed to:

          Build  brand  recognition;
          Attract  consumer  traffic to its Web site;
          Attract customers;
          Build strong customer loyalty;
          Maximize repeat purchases; and
          Develop additional ways to increase its sales.

     Once the Company begins the launch of its website, a highly targeted marketing program, currently in development, will be unveiled. This campaign will include banner advertisements on certain targeted search engines, keyword purchases of the words "baby", "baby products", "strollers", "cribs", "carseats" and "baby gifts", email advertisements to the potential customers generated by the sweepstakes databases, certain print advertisements and direct mail drops to targeted geographic areas. Additionally, the Company will have a broad representation on all of its community/content Partner's sites with banners, buttons and other links to its site.

Customer Service
----------------
     The Company intends to deliver superior customer service by focusing on providing consumers with selection, convenience and content through a vast assortment of products at competitive prices. It will deliver these key benefits in a convenient shopping experience via a user-friendly website interface. In contrast to the majority of e-commerce companies, Combined Companies has consciously decided to create its customer service functions in-house instead of outsourcing these services. The Company firmly believes that friendly and responsive customer service is an avenue for building brand recognition and customer loyalty within the baby space and that operating its own customer service department is crucial in that endeavor.

     The Company intends to allocate significant resources to the development and expansion of the customer service function. It believes that, in general, attentive, proactive customer service is an absolutely essential component of any e-commerce business model and, in particular, the baby product space requires superior customer service. Additionally, the Company's feels that, almost without exception, browsers that will use customer service will become its customers. Accordingly, as previously discussed, due to the perceived importance of the customer service experience in the baby product buying experience, it is the Company's intention to actively develop and then maintain the operations of the Customer Service Department within the Company.

New Business Initiatives
------------------------
     The Company is presently analyzing and identifying potential strategic Internet partners that could be a source of established "captive" traffic and customers. The Company intends to pursue a strategy of partnering with existing content/community sites and hopes to consummate additional similar arrangements in the near future. It is the Company's belief that, upon execution of a strategic "partnership" as previously discussed, it will take approximately two to three months to be fully integrated and incorporated with the "partner" site and to begin reaping the benefits of the arrangement.

Canada
------
     The Company believes that the Canadian marketplace for baby and baby related merchandise is very similar to that of the United States. The Company has recognized that the Canadian market does present a few specific challenges.

     Research indicates that the Canadian consumer is anxious and willing to purchase merchandise over the Internet however, he/she desires to purchase "Canadian". Due to currency adjustments and product safety standards and certification, the Canadian consumer is desirous of purchasing from a Canadian source. Accordingly, the Company has initiated a search for a Canadian merchandising partner.

Spanish/Latin Market
--------------------
     The Company believes that the Spanish/Latin market in the US and South America is a large and rapidly growing market segment that currently has limited options in terms of pregnancy information and e-commerce offerings. Spanish-speaking Internet users were forecast to reach more than 40 million in Latin America, the United States and Spain by the end of 2000 according to an International Data Corp. study. Internet users in Latin America alone were expected to rise more than 50 percent in 1999 to 8.5 million.

     The Company intends to launch a Spanish language version of its anticipated website in order to gain the "first mover advantage" in this under-served yet expanding e-commerce space.


Item 2.  Management's Discussion and Analysis or Plan of Operation.

RESULTS OF OPERATIONS

     The following discussion and analysis below should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Registration Statement. For the period since operations commenced (April 7, 1999) through August 31, 1999, during the Company's development stage, the Company has a cash balance of $35.00, and has generated a net loss of ($1,061).

FINANCIAL CONDITION AND LIQUIDITY

     The Company has limited liquidity and has an ongoing need to finance its activities. To date, the Company currently has funded these cash requirements by offering and selling its Common Stock, and has issued 412,500 shares of Common Stock for net proceeds of $1,001.00.

Item 3.  Description of Property.

     The Company's executive and administrative offices are located at 22147 Pacific Coast Highway, Suite 4, Malibu, CA 90265. The Company pays no rent for use of the office and does not believe that it will require any additional office space in the foreseeable future in order to carry out its plan of operations described herein.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth as of August 31, 1999 certain information relating to the ownership of the common stock.

Name and Address of                    Amount and Nature of         Percent of
Beneficial Owner (1)                 Beneficial Ownership (2)        Class (2)
--------------------                 ------------------------       ----------

Appletree Investment Company, Ltd            412,500(3)               100.00%

PageOne Business Productions, LLC             75,000                   10.00%

George Todt                                   75,000(4)                10.00%

Besty Rowbottom                               75,000(4)                10.00%

James Walters                                 75,000(4)                10.00%

All officers and directors as a group         75,000(4)                10.00%
(3 persons)


------------------------

(1) Unless otherwise indicated, the address of each beneficial owner is in the care of Combined Companies Corporation, 22147 Pacific Coast Highway, Suite 4, Malibu, CA 90265.

(2) Unless otherwise indicated, Combined Companies believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date of this registration statement upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming all options, warrants or convertible securities that are held by such person (but not held by any other person) and which are exercisable or convertible within 60 days of this registration statement have been exercised or converted. Percent of Class (third column above) assumes a base of 412,500 shares of common stock outstanding as of August 31, 1999.

(3) Consists of 337,500 shares held of record by Appletree Investment Company, Ltd., an Isle of Man corporation, and 75,000 shares held of record by PageOne Business Productions, LLC, a Delaware limited liability company, of which Appletree is a managing member.

(4) Consists solely of 75,000 shares of common stock held by PageOne Business Productions, LLC, a Delaware limited liability company, of which Mr. George Todt, Mr. Walters and Appletree Investment Company, Ltd. are managing members and Ms. Rowbottom is Vice President.

Item 5.  Directors, Executive Officers, Promoters and Control persons.

     The following table sets forth certain information with respect to the directors and executive officers of 1 Solution.

Name                                   Age(1)       Position
----                                   ---          --------
George Todt........................    45           Director
Mary Elizabeth Rowbottom...........    28           President and Secretary
Jim Walters........................    45           Treasurer


(1) The ages of Messrs. Todt and Walters and Ms. Rowbottom are listed as of August 31, 1999.

     Our director and executive officers devote such time and attention to the affairs of Combined Companies as they believe reasonable and necessary. Set forth below is a description of the background of our director and executive officers.

     George A. Todt was the President from inception until October 1999. He has been the sole director since the inception of Combined Companies. Since 1996, Mr. Todt has been a managing member of PageOne Business Productions, LLC, a Delaware limited liability company. From 1990 to 1995, Mr. Todt was the chief executive officer of REPCO, Inc., a worldwide designer and builder of environmental facilities.

     James Walters has been the Treasurer of Combined Companies since July 1999. For more than 20 years, Mr. Walters has been engaged as a certified public accountant with the Los Angeles, California-based firm of Kellogg & Andelson.

     Mary Elizabeth Rowbottom became Secretary of Combined Companies in July 1999 and President in October 1999. She has been employed by PageOne since 1997 and has served as its Vice President since March 1999. From 1994 to 1997, Ms. Rowbottom served as a talent agent at HSI Productions, a Chicago, Illinois-based video production company.

     Our board of directors currently consists of one member, who serves in such capacity for a one-year term or until his successor has been elected and qualified, subject to earlier resignation, removal or death. The number of directors constituting the board of directors may be increased or decreased (but not below the minimum number required by applicable law) from time to time by resolution of the board of directors. Our officers serve at the discretion of the board of directors, subject to any effective contractual arrangements.

Item 6.  Executive Compensation.

     Consistent with our present policy, no director or executive officer of Combined Companies receives compensation for services rendered to the company. However, these persons are entitled to be reimbursed for expenses incurred by them in pursuit of our business objectives.

Item 7.  Certain Relationships and Related Transactions.

     Not Applicable.

Item 8.  Description of Securities.

Common Stock
------------
     Combined Companies is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. Holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the common stock issuable pursuant to this prospectus will be, when issued, fully paid and nonassessable.

Preferred Stock
---------------
     Combined Companies is authorized to issue 8,000,000 shares of "blank check" preferred stock, par value $0.001 per share, in one or more series from time to time with such designations, rights and preferences as may be determined from time to time by the Board of Directors, including, but not limited to (i) the designation of such series; (ii) the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes or series of 1 Solution's capital stock and whether such dividends shall be cumulative or non-cumulative; (iii) whether the shares of such series shall be subject to redemption for cash, property or rights, including securities of any other corporation, by Combined Companies or upon the happening of a specified event and, if made subject to any such redemption, the times or events, prices, rates, adjustments and other terms and conditions of such redemptions; (iv) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series (v) whether or not the shares of such series shall be convertible into, or exchangeable for, at the option of either the holder or Combined Companies or upon the happening of a specified event, shares of any other class or classes or of any other series of the same class of Combined Companies's capital stock and, if provision be made for the conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges; (vi) the restrictions, if any, on the issue or reissue of any additional preferred stock;
(vii) the rights of the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of Combined Companies; and
(viii) the provisions as to voting, optional and/or other special rights and preferences, if any, including, without limitation, the right to elect one or more directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of Combined Companies. Combined Companies does not currently intend to issue any shares of its preferred stock.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     There is currently no market for Combined Companies's securities. Combined Companies has never paid cash dividends on its common stock. Payment of future dividends will be within the discretion of Combined Companies's Board of Directors and will depend on, among other factors, retained earnings, capital requirements and the operating and financial condition of Combined Companies.

Item 2.  Legal Proceedings.

     Combined   Companies  is  not  currently  a  party  to  any  pending  legal proceedings.

Item 3.  Changes in and Disagreements with Accountants.

     Not Applicable.

Item 4.  Recent Sales of Unregistered Securities.

     At the time of incorporation, Combined Companies issued 100 shares of common stock to PageOne in exchange for consulting services valued at $1.00. In March 1999, Combined Companies issued 900 shares of common stock to Appletree and 100 shares of common stock to Page One. The purchase price for these shares was $1.00 per share. The purchases were made pursuant to a Rule 504 Private Placement Offering. There was no underwriter or placement agent involved in the offer or sale of these securities and there was no public solicitation or advertisement by Combined Companies in connection with the offer or sale of these securities. The foregoing issuances of common stock were exempt from registration under of the Securities Act of 1933, as amended, pursuant to
Section 4(2) thereof.

Item 5.  Indemnification of Directors and Officers.

     Combined Companies' Restated Certificate of Incorporation limits the liability of its directors to Combined Companies or Combined Companies's stockholders for monetary damages arising from a breach of fiduciary duty owned to Combined Companies or Combined Companies's stockholders to the fullest extent permitted by the Delaware General Corporation Law.

     Combined Companies' Restated Certificate of Incorporation and its Bylaws provide for the indemnification by Combined Companies of each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of Combined Companies to the fullest extent permitted or authorized by law, including attorneys' fees. Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Delaware law further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Combined Companies pursuant to the above statutory provisions or otherwise, Combined Companies has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

     Combined Companies' balance sheet as of August 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from April 7, 1999 (date operations commenced) to August 31, 1999 have been examined to the extent indicated in their reports by Weinberg & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, as Exhibit A, in response to Part F/S of this Form 10-SB.

                                    PART III

Item 1.  Index to Exhibits

     The following exhibits are filed with this Registration Statement:

Exhibit No.          Exhibit Name
----------           ------------
3.1                  Restated Certificate of Incorporation of the Registrant.
3.2                  By-Laws of the Registrant.
27                   Financial Data Schedule


Item 2.  Description of Exhibits

     See Item 1 above.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Combined Companies Corporation
                                            (Registrant)


                                          /s/ Mary Elizabeth Rowbottom
Date:  December 29, 1999             By: _____________________________
                                         Mary Elizabeth Rowbottom
                                         President

                                   EXHIBIT A

                         COMBINED COMPANIES CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                              AS OF AUGUST 31, 1999

                                    CONTENTS
       -----------------------------------------------------------------
       PAGE      1 - INDEPENDENT AUDITORS' REPORT

       PAGE      2 - BALANCE SHEET AS OF AUGUST 31, 1999

       PAGE     3 -  STATEMENT OF OPERATIONS FOR THE PERIOD
                     FROM APRIL 7, 1999 (DATE OPERATIONS
                     COMMENCED) TO AUGUST 31, 1999

       PAGE      4 - STATEMENT OF CHANGES IN STOCKHOLDERS'
                     DEFICIENCY FOR THE PERIOD FROM APRIL 7,
                     1999, (DATE OPERATIONS COMMENCED) TO
                     AUGUST 31, 1999

       PAGE     5 -  STATEMENT OF CASH FLOWS FOR THE PERIOD
                     FROM APRIL 7, 1999 (DATE OPERATIONS
                     COMMENCED)TO AUGUST 31, 1999

       PAGES 6 - 7 - NOTES TO FINANCIAL STATEMENTS AS OF
                     AUGUST 31, 1999

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors of:
 Combined Companies Corporation
 (A Development Stage Company)

We have audited the accompanying balance sheet of Combined Companies Corporation (a development stage company) as of August 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from April 7, 1999 (date operations commenced) to August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Combined Companies Corporation (a development stage company) as of August 31, 1999, and the results of its operations and its cash flows for the period from April 7, 1999 (date operations commenced) to August 31, 1999, in conformity with generally accepted accounting principles.





                                WEINBERG & COMPANY, P.A.



Boca Raton, Florida
November 29, 1999

                         COMBINED COMPANIES CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                              AS OF AUGUST 31, 1999



                                     ASSETS



         Cash                                            $        35
                                                         -----------

         TOTAL ASSETS                                    $        35
         ------------                                    ===========



                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY



         LIABILITIES
          Loan payable - related party                   $        95
                                                         -----------

          Total liabilities                                       95
                                                         -----------

         STOCKHOLDERS' DEFICIENCY

          Preferred Stock. $.001 par value,
           8,000,000 shares authorized, zero
           issues and outstanding                                  -
          Common Stock, $.001 par value, 100,000,000
           shares authorized, 412,500 issued and
           outstanding                                           412
          Capital in excess of par                               589
          Accumulated deficit during development stage        (1,061)
                                                         -----------

          Total Stockholders' Deficiency                         (60)
                                                         -----------
         TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY    $      35
         ----------------------------------------------   ==========



                 See accompanying notes to financial statements.
                                        A-2

                         COMBINED COMPANIES CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                        FOR THE PERIOD FROM APRIL 7, 1999
                 (DATE OPERATIONS COMMENCED) TO AUGUST 31, 1999



          Income                                   $            -

          Expenses

          Accounting fees                                     500
          Bank service charges                                 60
          Consulting fees                                       1
          Legal fees                                          500
                                                   --------------

          NET LOSS                                 $       (1,061)
          --------                                 ==============


























                 See accompanying notes to financial statements.
                                       A-3

                         COMBINED COMPANIES CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                        FOR THE PERIOD FROM APRIL 7, 1999
                 (DATE OPERATIONS COMMENCED) TO AUGUST 31, 1999




                                                     Deficit
                                     Additional    Accumulated
                          Common      Paid-In      During Devel-
                          Stock       Capital      opment Stage       Total
                         --------    ----------    -------------    --------

     Common stock
     issuance            $    412    $      589    $        -       $  1,001

     Net loss for the
      period ended
      August
      31, 1999                  -             -        (1,061)        (1,061)
                         --------    ----------    ----------       --------

     BALANCE AT AUGUST
     -----------------
      31, 1999          $  412       $      589    $   (1,061)      $    (60)
     ---------          ======       ==========    ==========       ========




















                 See accompanying notes to financial statements.
                                       A-4

                         COMBINED COMPANIES CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                     FOR THE PERIOD FROM APRIL 7, 1999 (DATE
                    OPERATIONS COMMENCED) TO AUGUST 31, 1999


     CASH FLOWS FROM
      OPERATING ACTIVITIES:

      Net loss                                     $   (1,061)
      Adjustments to
       reconcile net loss
       to net cash used
       by operating activities:
       Consulting services performed for
        issuance of stock                                   1
                                                   ----------
      Net cash used in
       operating activities                            (1,060)
                                                   ----------
      CASH FLOWS FROM INVESTING
      ACTIVITIES                                            -
                                                   ----------
     CASH FLOWS FROM FINANCING
      ACTIVITIES:

      Loan payable - related party                         95
      Proceeds from issuance
       of common stock                                  1,000
                                                   ----------
      Net cash provided by
       financing activities                             1,095
                                                   ----------
     INCREASE IN CASH AND
      CASH EQUIVALENTS                                     35
                                                   ----------
     CASH AND CASH EQUIVALENTS -
      BEGINNING OF PERIOD                                   -
                                                   ----------
     CASH AND CASH EQUIVALENTS -
      END OF PERIOD                                $       35
      -------------                                ==========





                 See accompanying notes to financial statements.
                                       A-5

                         COMBINED COMPANIES CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 1999

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)  Organization and Business Operations

         Combined Companies Corporation (a development stage company) ("the Company") was incorporated in Delaware on April 27, 1998 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At August 31, 1999, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising.

         The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

         (B)  Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (C)  Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         (D)  Income Taxes

         The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ending August 31, 1999.

                         COMBINED COMPANIES CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 1999

NOTE  2 - STOCKHOLDERS' DEFICIECNY

         The Company was originally authorized to issue 2,000 shares of common stock at $.01 par value.

         Management filed a restated certificate of incorporation with the State of Delaware in June of 1999 which increased the number of authorized common shares to 100,000,000, effected a 375 to 1 split of the 1,100 previously issued common shares, and created 8,000,000 authorized shares of preferred stock. In addition, the par value of the common stock was changed to $.001 per shares and the par value of the new preferred stock was set at $.001 per share.

         The Company issued 337,500 and 75,000 common shares to AppleTree Investment Company, Ltd. and PageOne Business Productions, LLC, respectively. No preferred shares have been issued as of August 31, 1999.

         The financial statement at August 31, 1999 give effect to common and preferred stock amounts and par values enumerated in the restated certificate of incorporation.

NOTE 3 - LOAN PAYABLE - RELATED PARTY

         The loan payable - related party is a non-interest bearing loan payable to PageOne Business Productions, LLC arising from funds advanced to the Company.















                                       A-7